SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of July 2007

ECI TELECOM LTD.
(Translation of Registrant’s Name into English)

30 Hasivim Street • Petah Tikva 49133 • ISRAEL

(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934:

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

On July 2, 2007, ECI Telecom Ltd., an Israeli company (the “Company”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Epsilon 2 Ltd., a newly formed Israeli company (“Parent”), and Epsilon 3 Ltd., a newly formed Israeli company and a wholly owned indirect subsidiary of Parent (“Merger Sub”). Under the terms of the Merger Agreement, Merger Sub will be merged with and into the Company, with the Company continuing as the surviving corporation and a wholly owned subsidiary of Parent (the “Merger”).

A copy of the Company’s press release announcing the signing of the Merger Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference. A copy of the Merger Agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

The Merger Agreement has been included to provide investors and security holders with information regarding its terms. It is not intended to provide any other factual information about the Company. The representations, warranties and covenants contained in the Merger Agreement were made only for purposes of such agreement and as of the specific dates therein, were solely for the benefit of the parties to such agreement, and may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures exchanged between the parties in connection with the execution of the Merger Agreement. The representations and warranties may have been made for the purposes of allocating contractual risk between the parties to the agreement instead of establishing those matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors are not third party beneficiaries under the Merger Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the Company, Parent or Merger Sub or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Company’s public disclosures.

The information set forth in this Report on Form 6-K is hereby incorporated by reference into: (i) the Registrant’s Registration Statement on Form S-8, Registration No. 333-126722; (ii) the Registrant’s Registration Statement on Form S-8, Registration No. 333-121317; (iii) the Registrant’s Registration Statement on Form S-8, Registration No. 333-103669; (iv) the Registrant’s Registration Statement on Form S-8, Registration No. 333-12868, (v) the Registrant’s Registration Statement on Form S-8, Registration No. 333-10078; (vi) the Registrant’s Registration Statement on Form S-8, Registration No. 333-9860; (vii) the Registrant’s Registration Statement on Form S-8, Registration No. 33-75904; and (viii) the Registrant’s Registration Statement on Form S-8, Registration No. 33-49984.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ECI TELECOM LTD.
(Registrant)

By:	/s/ Rafi Maor
Name: Rafi Maor
Title: President and Chief Executive Officer

Dated: July 2, 2007